UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in statements filed pursuant to Rule 13d-1(a) and

Amendments filed pursuant to Rule 13d-2(a)

Under the Securities and Exchange Act of 1934

(Initial Filing)

interclick, inc.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Callahan, Esq. Executive Vice President, General Counsel and Secretary Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ora Fisher, Esq. Jamie Leigh, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

December 14, 2011

(Dates of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458483203 13D
1	Name of reporting person S.S. or I.R.S. Identification No. of Above Person Yahoo! Inc. 77-0398689
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ N/A
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,000
	8	Shared voting power 0
	9	Sole dispositive power 1,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 100%
14	Type of reporting person CO

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of interclick, inc., a Delaware corporation (the “Issuer”), par value $0.001 (“Shares”). The principal executive office of the Issuer is located at 11 West 19th Street, 10th Floor, New York, New York 10011.

Item 2. Identity and Background

This Schedule 13D is being filed by Yahoo! Inc., a Delaware corporation (“Parent”).

Parent’s principal offices are located at 701 First Avenue, Sunnyvale, California 94089. The telephone number of Parent is (408) 349-3300. Parent is the premier digital media company, creating deeply personal digital experiences that keep more than half a billion people connected to what matters most to them, across devices and around the globe.

The name, business address, present principal occupation or employment, past material occupations, positions, offices or employment for at least the past five years and citizenship of each director and executive officer of Parent is set forth on Schedule A to this Schedule 13D. During the preceding five years, neither Parent nor, to the knowledge of Parent, any of the persons listed on Schedule A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

The acquisition of the Issuer by Parent pursuant to the Merger Agreement (as defined below), including the Offer (as defined below) and the Merger (as defined below), has an aggregate estimated equity value of approximately $270 million. Parent has sufficient cash on hand for the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

On October 31, 2011, Parent, Innsbruck Acquisition Corp., a Delaware corporation wholly owned by Parent (the “Purchaser”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, on November 15, 2011, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a purchase price of $9.00 per Share, net to the holder thereof in cash, without interest and subject to reduction for any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal. The Offer to Purchase and the Letter of Transmittal are attached as Exhibits 1-2 hereto and are incorporated herein by reference.

The Offer expired at the end of the day on December 13, 2011, at 12:00 midnight, New York City time. Computershare, the depositary for the Offer (the “Depositary”), advised that, as of the expiration of the Offer, 20,911,954 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 81.25% of the outstanding Shares and approximately 66.38% of the outstanding Shares on a fully diluted basis, in each case, as of such date and time. The Depositary also advised that it had received commitments to tender 1,259,742 Shares in accordance with guaranteed delivery procedures. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding any Shares tendered in accordance with guaranteed delivery procedures).

Pursuant to the Merger Agreement, the Issuer agreed to grant the Purchaser an irrevocable option (the “Top Up Option”) to purchase at a price per Share equal to the price per Share paid in the Offer up to that number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by the Purchaser at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the Shares then outstanding. On December 14, 2011, pursuant to the Merger Agreement, the Purchaser exercised the Top-Up Option and purchased 22,823,142 Shares from the Issuer. Following receipt of such Shares, the Purchaser owned approximately 43,735,096 Shares, representing more than 90% of the outstanding Shares as of December 14, 2011. Parent and Purchaser paid the purchase price for such Shares by paying $22,824 in cash to the Issuer (which Parent obtained from its cash on hand) and issuing a promissory note to the Issuer in the amount of $205,385,455.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, after the consummation of the Offer [and following the Purchaser’s exercise of the Top-Up Option,] also on December 14, 2011, the Purchaser merged with and into the Issuer (the “Merger”) in a “short-form” Merger in accordance with Section 253 of the General Corporation Law of the State of Delaware, whereupon Purchaser’s separate corporate existence ceased and Issuer continued as the surviving corporation (the “Surviving Corporation”) of the Merger and as a wholly owned subsidiary of Parent. In the Merger, each Share (other than Shares held in the treasury of the Issuer or Shares held by Parent, the Purchaser, or any of their respective subsidiaries and Shares held by stockholders, if any, that properly exercise their appraisal rights under applicable Delaware law) was cancelled and converted into the right to receive the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding tax. Also as a result of the Merger, each of the 1,000 shares of common stock, par value $0.001 per share, of the Purchaser issued and outstanding immediately prior to the effective time of the Merger was converted into and became one newly and validly issued, fully paid and nonassessable share of the Surviving Corporation. The summary of certain provisions of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement itself, which is attached as Exhibit 3 and incorporated herein by reference.

As a result of the Merger, the Shares are no longer traded on the Nasdaq Capital Market and the registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of the Transaction

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference. The purpose of the Offer and the Merger was for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, the Issuer.

From and after the effective time of the Merger, the directors and officers of the Purchaser immediately prior to the effective time of the Merger are the directors and officers, respectively, of the Surviving Corporation, each to hold office in accordance with the terms of the certificate of incorporation and the bylaws of the Surviving Corporation. At the effective time of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation were amended so as to read in their entirety in the forms set forth as Exhibit A and Exhibit B, respectively, to the Merger Agreement.

As of the date of this Schedule 13D, and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Surviving Corporation will be continued substantially as they are being conducted. In connection with Yahoo!’s consideration of the Offer, Yahoo! commenced a detailed planning process for the integration of the Issuer into the advertising display business of Yahoo!. Yahoo! continued to review and refine the integration plan throughout the pendency of the Offer and the Merger, but the plan will not be implemented until after the consummation of the Merger.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer – 6. Price Range of the Shares; Dividends on the Shares,” “The Offer – 7. Effect of the Offer on the Market for the Shares; The NASDAQ Global Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” “The Offer – 11. Background of the Offer; Past Contacts; Negotiations and Transactions with interclick,” “The Offer – 12. Purpose of the Offer; Plans for interclick after the Offer and the Merger,” “The Offer – 13. Summary of the Merger Agreement and Other Agreements” and “The Offer – 15. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference. Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described above, Parent does not have any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.

Item 5. Interest in Securities of Issuer

(a) and (b) The information set forth under Item 3 of this Schedule 13D is incorporated herein by reference. As of the effective time of the Merger on December 14, 2011, Parent is the direct owner of, and has sole voting and dispositive power with respect to, 1,000 shares of the Surviving Corporation, representing 100% of the outstanding shares of the Surviving Corporation.

(c) The information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among Parent or, to the knowledge of Parent, any other person listed in Schedule A to this Schedule 13D, with respect to any securities of the Issuer or the Surviving Corporation, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving of withholding proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Exhibit Name

1	Offer to Purchase, dated as of November 15, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on November 15, 2011, as amended.

2	Letter of Transmittal, dated as of November 15, 2011, incorporated herein by reference from Exhibit (a)(1)(B) to the Schedule TO filed by Parent on November 15, 2011, as amended.

3	Agreement and Plan of Merger, dated as of October 31, 2011, by and among Yahoo! Inc., Innsbruck Acquisition Corp. and interclick, inc., incorporated herein by reference from Exhibit 2 to the Schedule 13D filed by Parent and Innsbruck Acquisition Corp. on November 10, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 14, 2011

YAHOO! INC.

By:	/s/ Michael J. Callahan
Name:	Michael J. Callahan
Title:	Executive Vice President, General Counsel and Secretary

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

YAHOO! INC.

The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089 and the telephone number is (408) 349-3300. Each person is a citizen of the United States.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Roy J. Bostock	Chairman of the board of Parent since January 2008, and a member of the board of Parent since May 2003. Mr. Bostock has served as Vice Chairman of the board of Delta Air Lines, Inc. since October 2008 and as a principal of Sealedge Investments, LLC, since 2002. Mr. Bostock serves as Chairman Emeritus of The Partnership at Drugfree.org (formerly The Partnership for a Drug-Free America), and served as Chairman of the board from December 2002 until February 2010. Mr. Bostock joined the board of Northwest Airlines Corporation, the parent of Northwest Airlines, Inc., in April 2005 and served as the Chairman of the board from May 2007 until its merger with Delta Air Lines, Inc. in October 2008. Previously, Mr. Bostock served as the Chairman of the board and Chief Executive Officer of D’Arcy Masius Benton & Bowles, Inc. and its successor company, The MacManus Group, Inc. Mr. Bostock also currently serves as a director of Morgan Stanley.

Michael J. Callahan	Executive Vice President, General Counsel and Secretary of Parent since April 2007. From September 2003 to April 2007, Mr. Callahan served as Senior Vice President, General Counsel and Secretary of Parent.

David Filo	Chief Yahoo. Mr. Filo has served as an officer of Parent since March 1995, and co-founded Parent in 1995.

Patti S. Hart	Director of Parent since June 2010. Ms. Hart was appointed President and Chief Executive Officer of International Game Technology in April 2009, and has served on its board since June 2006.

Blake Irving	Executive Vice President and Chief Product Officer of Parent since May 2010. Prior to joining Parent, Mr. Irving served as a member of the faculty at Pepperdine University’s Graziadio School of Business and Management in Malibu, California from 2008 to March 2010. Previously, Mr. Irving worked in various positions at Microsoft Corporation from 1992 to 2007, most recently as corporate vice president of Microsoft’s Windows Live Platform group.

Susan M. James	Director of Parent since January 2010. Previously, Ms. James worked as a consultant from June 2006 to December 2009 at Ernst & Young LLP. Ms. James serves as a director of Applied Materials, Inc. and Coherent, Inc. Ms. James also serves as President and on the board of the Tri-Valley Animal Rescue.

Vyomesh Joshi	Director of Parent since July 2005. Mr. Joshi has served as an officer of Hewlett Packard Company since 2001 and as Executive Vice President of Hewlett Packard Company’s Imaging and Printing Group since 2002.

David W. Kenny	Director of Parent since April 2011. Mr. Kenny has served as Senior Advisor of Akamai Technologies, Inc. since October 2011. Mr. Kenny served as President of Akamai from September 2010 to October 2011 and as a director from July 2007 to October 2011. From June 2008 to June 2010, Mr. Kenny was Managing Partner of VivaKi, which is the media and digital arm of Publicis Groupe S.A. Mr. Kenny served on the Directoire (Management Board) of Publicis Groupe S.A. from January 2008 to June 2010. From August 1997 to May 2008, Mr. Kenny was Chief Executive Officer of Digitas, Inc., a relationship marketing services firm which was acquired by Publicis Groupe S.A. in 2007. Mr. Kenny was a director of Digitas, Inc. from 1997 to 2007 and Chairman and Chief Executive Officer from 1999 to 2007. Mr. Kenny currently serves as a director of Teach For America. Mr. Kenny was a director of The Corporate Executive Board Company from February 1999 to August 2010.

Arthur H. Kern	Director of Parent since January 1996. Mr. Kern also serves as a director of the UCSF Foundation, the Prostate Cancer Foundation and the Tiburon Peninsula Foundation and as a trustee and vice chair of the Environmental Defense Fund. He previously served as a director of Digitas, Inc.

Ross Levinsohn	Executive Vice President, Americas of Parent since November 2010. Previously, Mr. Levinsohn was the co-founder and managing director of Fuse Capital (formerly Velocity Interactive Group) from August 2007 to November 2010 and the President of News Corporation’s Fox Interactive Media from January 2005 to December 2006. Mr. Levinsohn also serves as a director of Freedom Communications.

Timothy R. Morse	Interim Chief Executive Officer and President of Parent since September 2011 and Executive Vice President and Chief Financial Officer of Parent since 2009. Prior to joining Parent, Mr. Morse served as Senior Vice President and Chief Financial Officer of Altera Corporation from January 2007 to June 2009. Prior to 2007, Mr. Morse worked for General Electric.

Brad D. Smith	Director of Parent since June 2010. Mr. Smith has served as President and Chief Executive Officer of Intuit, Inc. and as a director since January 2008. Mr. Smith was Senior Vice President and General Manager of Intuit’s Small Business Division from May 2006 to December 2007 and Senior Vice President and General Manager of Intuit’s QuickBooks from May 2005 to May 2006.

Gary L. Wilson	Director of Parent since November 2001. Mr. Wilson is a private investor and has been General Partner of Manhattan Pacific Partners since May 2009. Mr. Wilson served as Chairman of the board of Northwest Airlines Corporation from April 1997 to May 2007. Mr. Wilson also serves as a director of CB Richard Ellis Group, Inc., a Trustee Emeritus of Duke University, a member of the Board of Overseers of the Keck School of Medicine of the University of Southern California and a director of Millennium Promise.

Jerry Yang	Director of Parent since March 1995 and Chief Yahoo. Currently, Mr. Yang also serves as a director of Cisco Systems, Inc., Yahoo Japan Corporation, Alibaba Group Holding Limited and DotCloud, Inc. Mr. Yang co-founded Parent in 1995.